Exhibit 2

Translation of the Special Overdraft Loan Agreement

[Revenue stamp; sealed]

Special Overdraft Loan Agreement

June 17, 2004

To: Sumitomo Mitsui Banking Corporation

Borrower:	Rakuten, Inc. [Sealed]	Transaction Account Seal*
By:	Representative Director: Hiroshi Mikitani

Address:	6-10-1 Roppongi, Minato-ku, Tokyo
*May be omitted if Transaction Account Seal and seal executing this Agreement are same.

Joint and Several Guarantor
Joint and Several Guarantor

In addition to each of the provisions of the Bank Transaction Agreement entered into between the signatory (“Borrower”) and Sumitomo Mitsui Banking Corporation (the “Bank”), Borrower hereby consents to this Special Overdraft Loan Agreement (this “Agreement”) and agrees to conduct overdraft loan transactions as set forth below:

Overdraft Loan Ceiling:	¥4,000,000,000 (Please write “¥” before amount)
Expiration Date	September 30, 2004
Base Lending Rate (Circle one)	* 1. Short-term prime rate	2. Rate at which Bank is able to procure funds in money market, etc. [No. 2 is circled]
Lending Rate (Based on year of 365 days)	__________% per annum (Base lending rate is as set forth above and is subject to change pursuant to Article 1, paragraph 1.1)	Base lending rate is as set forth above. The lending rate shall be the Base Lending Rate plus a margin agreed upon through consultations between Borrower and Bank. When the Lending Rate Term is divided within the Loan Term, the lending rate from the second and subsequent Loan Terms shall be governed by Article 1, paragraph 1.2.4.
Transaction Account (Borrowers name)	Branch name	Type of account	Account number
	[Branch Name]	* 1. Current 2. Ordinary [No. 2 is circled]	[Account Number]

* Please circle as appropriate.

                                                                                              Bank use only

Branch No.	Account branch	Verified	Detailed audit	Entered in record	In charge	Copy	Guarantee intent confirmed	Guarantor seal verified	Borrower seal verified	Trans- action a/c seal verified

A/C No.

Agreement

Article 1.	(Lending Rate)

1.1 When Base lending rate is set at short term prime rate:

1.1.1 The Overdraft Lending Rate shall be the Lending Rate set forth above, which shall be the Base Lending Rate plus a margin agreed upon through consultations between Borrower and Lender.

1.1.2 In the event that the Bank changes the short-term prime lending rate after the date on which this Agreement is executed, the Overdraft Lending Rate shall be automatically raised or lowered, as the case may be, by the margin of change in the short-term prime lending rate.

1.1.3 In the event that, due to changes in financial conditions or any other comparable cause, the Bank abandons use of the short-term prime lending rate, the Overdraft Lending Rate shall be determined through consultations between Borrower and the Bank. In the event that Borrower and the Bank fail to reach agreement in such instance, the Overdraft Lending Rate prevailing immediately prior to such abandonment of the short-term prime rate shall continue to apply.

1.1.4 The amended Overdraft Lending Rate applied to existing overdrafts shall be applied from the day immediately following the first Interest Payment Date after such change in the short-term prime rate.

1.1.5 In instances in which, for the Bank’s own reasons, the lending rate is changed pursuant to Article 1.1.2 hereof in conjunction with changes in the short-term prime rate, the Bank shall be entitled to temporarily receive interest payments at the lending rate prevailing prior to such change and, after the lapse of a period designated by the Bank, to once again receive interest payments at the Overdraft Lending Rate after such change. With regard to the differences in the amounts of interest payments arising from changes in the Overdraft Lending Rate in such instances, such difference shall be paid back to Borrower when the Overdraft Lending Rate has been lowered and shall be paid additionally by Borrower when the Overdraft Lending Rate has been increased, such amounts being deposited into or withdrawn from the transaction account set forth above (the “Deposit Account”).

1.2 When the Base Lending Rate is set at the rate at which the Bank is able to procure funds in the money market:

1.2.1 In this Agreement, “the rate at which the Bank is able to procure funds in the money market” shall mean the rate at which the Bank is able to procure funds in the money market for a Lending Rate Term two business days prior to the beginning of such Lending Rate Term.

1.2.2 The Overdraft Lending Rate shall be the Base Lending Rate plus a margin determined through consultations between Borrower and the Bank.

1.2.3 The Lending Rate Term shall be identical to the Loan Term and shall be limited to the periods during which the Bank is able to quote the Base Lending Rate. However, only in instances in which the Bank shall consent, Borrower shall be entitled to divide Lending Rate Term within the Loan Term.

1.2.4 When the Lending Rate Term is divided within the Loan Term, the overdraft lending rate from the second and subsequent Lending Rate Terms shall be the Base Lending Rate plus a margin determined through consultations between Borrower and Lender and shall be applicable from the day immediately following the last day of such Lending Rate Term.

Article 2.	(Use of Funds)

Borrower firmly promises to use the overdraft loans under this Agreement for the purposes set forth in Borrower’s Drawdown Applications.

Article 3.	(Transaction Method)

3.1 Transactions under this Agreement shall be limited to overdraft loan transactions conducted by electronic account transfer based on Drawdown Applications in the form designated by the Bank.

3.2 Borrower shall receive overdraft loans by submitting Drawdown Applications to the Bank in the form designated by the Bank, which, upon conducting its prescribed examination and finding such Drawdown Application in order, shall deposit the overdraft loan amount set forth in such Drawdown Applications into the Deposit Account.

Article 4.	(Reduction of Overdraft Ceiling, Suspension of New Loans and Cancellation)

4.1 In the event of any cause as set forth in the following items, the Bank shall be entitled, upon giving notice at any time to Borrower, to reduce the overdraft loan ceiling (the “Overdraft Loan Ceiling”) or to suspend any new overdraft loan transactions under this Agreement. If the Overdraft Loan Ceiling should be reduced and the outstanding balance of overdraft loans exceeds the Overdraft Loan Ceiling after such reduction, Borrower shall repay such excess on the contract date (the “Scheduled Repayment Contract Date”) set forth in the Drawdown Application.

4.1.1 When Borrower violates any provision of this Agreement;

4.1.2 When, for reasons not attributable to the Bank, the collateral tendered by Borrower is affected by damage, loss, or objective reduction in value;

4.1.3 When there occurs any cause as set forth in any item of Article 5, paragraphs 1 or 2 of the Bank Transaction Agreement between Borrower and the Bank with respect to Borrower’s guarantor; or

4.1.4 When there is deemed to be risk of any cause as would reasonably necessitate protection of the Bank’s claims.

4.2 In the event of any cause falling under item 4.1.1 of the preceding paragraph, the Bank shall be entitled to cancel this Agreement upon giving notice to Borrower.

Article 5.	(Renegotiation of Transaction Terms)

5.1 In the event that any one of the following causes occurs to Borrower, the Bank shall be entitled to demand renegotiation of the overdraft ceiling, the Base Lending Rate and margins as set forth in this Agreement, as well as the Base Lending Rate or the margin applicable to existing overdraft loans. Borrower must cooperate with the Bank’s demand for renegotiation.

5.1.1 An interest coverage ratio of less than 1: the interest coverage ratio is an indicator of capacity to bear interest is computed according to the following formula from the balance sheet for the most recent accounting period: (operating profit + interest income)/ interest expense;

5.1.2 Net loss for two consecutive accounting periods: a situation in which, in the most recent and the immediately preceding accounting periods, net profit as shown on the income statement (or comparable financial statement) is negative, meaning that this provision would again apply in the event of a net loss for three or more consecutive accounting periods;

5.1.3 Liabilities in excess of assets: a situation in which liabilities exceed assets as shown on the balance sheet for the most recent accounting period; or

5.1.4 Cases in which there arise any objective causes as may, in the Bank’s judgment, necessitate revision of the transaction terms.

5.2 The application to Borrower of any of the causes set forth in the preceding paragraph shall not prejudice the application of the acceleration clause set forth in the Bank Transaction Agreement between Borrower and the Bank.

Article 6.	Termination of Agreement

6.1 Upon the occurrence of any event set forth in the following items, this Agreement shall be automatically terminated.

6.1.1 If Borrower’s debts become immediately due and payable pursuant to Article 5 of the Bank Transaction Agreement between Borrower and the Bank;

6.1.2 If the Bank cancels this Agreement pursuant to Article 4, paragraph 4.2 hereof; or

6.1.3 Upon the arrival of the Expiration Date set forth above (the “Expiration Date”).

6.2 In the event of the termination of this Agreement, Borrower shall immediately repay any and all of its obligations to the Bank hereunder. Until the completion of such repayment, the provisions of Articles 7 through 16 of this Agreement shall remain in full force and effect.

Article 7. (Repayment of Borrowings and Payment of Interest)

7.1 On the Scheduled Repayment Date set forth in the Drawdown Applications, Borrower shall repay the overdraft loan set forth in such Drawdown Application in accordance with the payment method set forth in the Drawdown Application.

7.2 Borrower shall pay interest to the Bank for the period from the overdraft date or the Interest Payment Date through the Scheduled Repayment Date or the next Interest Payment Date at the Overdraft Lending Rate in accordance with the method designated by the Bank.

7.3 Any refunded interest as may arise shall, after being computed in accordance with the Bank’s designated method, be deposited into the Deposit Account.

Article 8. (Damages)

In the event that Borrower is in arrears in repayment of its obligations hereunder, Borrower shall pay arrears damages to the Bank at the rate of 14% per annum on the amount overdue. The computation in this case shall be made on a per diem basis assuming a year of 365 days.

Article 9. (Withdrawal of Repayments and Interest Due from the Deposit Account)

9.1 With regard to repayments of overdraft loans and payment of interest under Article 7 hereof, Borrower shall not issue a check or submit an ordinary deposit passbook or ordinary deposit withdrawal form; instead, the Bank shall, notwithstanding the current account regulations or the ordinary deposit regulations, withdraw amounts equivalent to repayments and interest due from the Deposit Account on the Scheduled Repayment Date or the Interest Payment Date and apply such amounts to such repayments and payments. In this case, if the deposit balance falls short of the amounts equivalent to the repayments and interest due, Borrower shall not object if the Bank deems there to have been no payment or repayment with respect to the full amount.

9.2 In the event that, Borrower is unable to perform a repayment or interest payment on the Scheduled Repayment Date or the Interest Payment Date and such repayment or interest payment is instead made at a later date, the Bank shall, in accordance with the preceding paragraph, withdraw from the Deposit Account amounts equivalent to such repayments, interest due and arrears damages thereon as provided in the preceding article to satisfy such repayment and payment.

Article 10. (Concomitant Use of Checks)

In order the ensure the repayment of overdraft loans hereunder, Borrower shall, promptly when so requested by the Bank, issue and provide to the Bank promissory notes meeting maturity and other terms as designated by the Bank. Further, such promissory notes shall be renewed thereafter in the same manner until the repayment date.

Article 11. (Notarized Documents)

When requested by the Bank, Borrower shall take necessary procedures to prepare notorial deeds with a consent to compulsory enforcement in regard to the obligations hereunder. Expenses for this purpose shall be borne by Borrower.

Article 12. (Bearing of Expenses and Withdrawals from Deposit Account)

With regard to the payment of any and all expenses relating to this Agreement which should be borne by Borrower and any and all expenses necessary to preserve the Bank’s claims hereunder, including registration expenses, validation date expenses and revenue stamp expenses, Borrower shall not issue a check or submit an ordinary deposit passbook or ordinary deposit withdrawal form; instead, the Bank shall, notwithstanding the current account regulations or the ordinary deposit regulations, withdraw amounts equivalent to such expenses from the Deposit Account on the designated date and apply such amounts to payment of such expenses.

Article 13. (Assignment of Claims)

13.1 Borrower shall give its prior consent to any future assignment by the Bank to another financial institution of its claims hereunder in whole or in part. Further, Borrower hereby confirms that each of the provisions of the Bank Transaction Agreement between Borrower and the Bank shall continue to apply even after any such assignment.

13.2 With regard to any claims assigned by the Bank under the previous paragraph, Borrower agrees that during such time as the Bank has received mandate from the assignee, the Bank shall handle administrative and collection procedures in regard to the claims hereunder as agent for the assignee.

Article 14. (Special Agreements Regarding Joint and Several Guarantor)

14.1 The joint and several guarantor shall be jointly and severally liable with Borrower in respect of any and all obligations of Borrower hereunder, which shall be performed in accordance with the provisions of the Bank Transaction Agreement between Borrower and the Bank as well as the provisions of this Agreement.

14.2 The joint and several guarantor shall not carry out any setoff with regard to any of Borrowers claims against the Bank, including deposits.

14.3 The joint and several guarantor shall not make a claim for exemption in the event that the Bank, for its own reasons, makes changes in or cancels any collateral or other guarantees.

14.4 In the event that the joint and several guarantor performs these guarantee obligations, the joint and several guarantor shall not, while transactions between Borrower and the Bank continue, exercise any rights obtained from the Bank through subrogation without the consent of the Bank. When requested by the Bank, the joint and several guarantor shall assign such rights or rank to the Bank without compensation.

14.5 In the event that the joint and several guarantor has made other guarantees with respect to the transactions between Borrower and the Bank, such guarantees shall not be altered by this guarantee agreement, and if the joint and several guarantor has otherwise made guarantees with a designated ceiling, the amount of this guarantee shall be added to such guarantee ceiling.

14.6 The preceding paragraph shall govern any other future guarantees as the joint and several guarantor may make with respect to transactions between Borrower and the Bank.

Article 15. (Market Interest Rate Loan Agreement)

In the event that the Base Lending Rate is set at the interest rate at which the Bank is able to procure funds in the money market, except as otherwise provided in this Agreement, each of the provisions of the Market Interest Rate Loan Agreement (or Market Interest Rate-Linked Loan Agreement) between Borrower and the Bank shall apply thereto.